

December 7, 2012

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Holding Corporation
650 Madison Avenue, 15th Floor
New York, NY 10022

> **Re: SFX Holding Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 13, 2012**
> **CIK No. 0001553588**

Dear Mr. Sillerman:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. In light of the significant changes in your capitalization as a result of the two acquisitions made during 2012 and your pending acquisitions, we believe that you should revise your registration statement to include a Capitalization table which reflects the actual capitalization of SFX Holdings Corporation at September 30, 2012 and the pro forma capitalization which considers the pending acquisitions of MMG Nightlife and The Opium Group. Please revise accordingly.

4. In the event of a delay in the effectiveness of the registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Registration Statement Cover Page

5. Please revise to indicate your Primary Standard Industrial Classification Code Number.

6. Please revise to indicate that the offering is subject to Rule 415 of the Securities Act of 1933 by checking the applicable box.

7. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

8. Refer to footnotes 2 and 3 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933.

Prospectus Cover Page

9. Please revise to provide the information required by Item 501(b)(8)(ii) of Regulation S-K.

Prospectus Summary, page 1

10. We note your disclosure in the second introductory paragraph that references to your company give effect to your recent and pending acquisitions, joint ventures and licensing transactions. We also note that based on your disclosure in the Pending Acquisitions section on page 5 that a significant percentage of your business and operations as disclosed appears to be subject to the completion of the pending acquisitions, joint ventures and licensing transactions. Please include the executed agreements for these acquisitions with your next amendment and revise the disclosure throughout accordingly.

Company Overview, page 1

11. We note the phrases "SFX Entertainment Inc, the world's most prominent live entertainment company at the time it was sold" and "[w]e produce, promote and/or manage some of the world's most recognized branded EDM festivals and events" used in this section. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs. We note additionally that it appears to be unrelated to an investment decision in these securities. If you disagree, please tell us why. Otherwise, remove.

12. We note the phrases "[w]e see significant operational improvement and net income growth potential" and "[w]e see significant opportunities to add revenue" used in this section. Since it appears on a pro forma basis that there is no net income, please remove the phrase "net income growth potential." In addition, please revise to add balancing language that there is no guarantee that you will experience the improvements you expect.

13. Please refer to the third full paragraph on page 2. Please revise to disclose your revenue and net losses as of your last fiscal year end and as of your most recent interim period. Please also revise to disclose your pro forma combined net losses as of your last fiscal year end and as of your most recent interim period. This financial snapshot will help provide investors with a context to evaluate the rest of the summary and the prospectus.

14. Revise to provide a good, brief description of what you mean by EDM. Also, please give the percentages of revenue you derive from ticket sales, event concessions, advertising sponsorships, and digital media.

15. We note the two statements that you believe you are already one of the world's leading diversified operations of EDM live entertainment and that the EDM live event business is characterized by a high degree of ownership fragmentation with no single operator representing more than 5% of total revenue. The second statement suggests the first either has little meaning or that you believe you have over 5% of the revenue. Please revise the first statement to disclose the reason for your belief.

16. Please revise the Company Overview to explain how it is that you are losing money while being "one of the world's leading diversified operators of EDM live entertainment."

Industry Overview, page 2

17. Please refer to the first paragraph. Please revise to define "IMS."

18. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates and facts that you cite.

19. We note your disclosure in the section comparing compound annual growth rates of EDM festival attendance versus North American ticket sales. Please revise to include appropriate balancing language that there is no guarantee that comparable compound annual growth rates will be achieved in the future. Please also revise the second bullet of the Competitive Strengths section on page 3 to provide similar balancing language and the prospectus throughout accordingly.

20. Either remove the fourth paragraph under Industry Overview or revise so that it has some relation to your business plan and attempts to become profitable.

Competitive Strengths, page 3

21. We note the references to your management team's "track record of success" and "proven track record." Please remove references such as these or clarify that the management team is guaranteeing the securities.

Growth Strategy, page 3

22. Please revise the first bullet to clarify the acquisitions you have completed to date.

23. Please revise the second bullet to clarify the number of EDM festivals you have held to date or, alternatively, revise to add balancing language that you have not held any EDM festivals to date.

24. Please revise the third bullet to quantify your sponsorship and licensing revenue as of your last fiscal year end and as of your most recent interim period or, alternatively, revise to add balancing language that you have not earned any sponsorship or licensing revenue to date. In this regard, we note that your results of operations for the most recent audited and interim period do not appear to disclose any sponsorship or licensing revenue.

25. We note your disclosure in the fourth bullet that you intend to develop a customer database/platform. Please revise to briefly discuss the time frame for implementing this plan, current development status of the database/platform and any associated costs.

26. Please revise the fifth bullet to quantify your digital music retailing revenue as of your last fiscal year end and as of your most recent interim period or, alternatively, revise to add balancing language that you have not earned any digital music retailing revenue to date. In this regard, we note that your results of operations for the most recent audited and interim period do not appear to disclose any digital music retailing revenue.

Pending Acquisitions, page 5

27. We note your disclosure that you have four pending acquisitions. We also note that it appears that only term sheets have been executed to date with respect to these acquisitions. If these transactions have not been completed when you file the next amendment, please revise this section to briefly discuss the status of each acquisition to include whether definitive binding agreements have been signed, the time frame for consummating each acquisition, the associated costs and the financing of each acquisition. To the extent financing has not been obtained, please clarify that fact and address your current plans to obtain the required financing. Also revise to explain why you believe purchasers should bear the risk that these acquisitions may not happen.

28. It appears from the acquisitions that the EDM space, to use your term, is rather constricted geographically. Please revise the filing as appropriate to highlight that fact.

Summary Historical Financial Information and Other Data, page 7

29. We note that on page 8 you disclose the non-GAAP financial measure EBITDA. Please include all items required by Item 10(e)(1)(i) of Regulation S-K.

- A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
- A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph above;
- A statement disclosing the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
- To the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure that are not already disclosed.

Risk Factors, page 9

30. Please include the following risks or tell us why they are not appropriate: that your core age group is precisely the group most negatively being affected by the current economic slump; and that drug issues or allegations of drug issues might erode interest in your venues in Miami or elsewhere.

31. We note that the four pending acquisitions each contemplate significant cash, in comparison to your cash on hand as of your most recent interim period, as a portion of the acquisition consideration. Please revise to add a risk factor to discuss and quantify your expected near term and long term additional financing requirements which are necessary to implement your acquisition plans and describe the anticipated sources to fulfill these capital needs. Please also revise the Prospectus Summary on page 1 accordingly.

32. We note that certain of your executive officers appear to be involved in other business endeavors. If true, please revise to add a risk factor discussing the fact that certain executive officers may not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month.

33. We note that the shares of your common stock owned by Baron Small Cap Fund have certain repurchase rights. Please revise to add a risk factor discussing these repurchase rights and any risks if the trigger date associated with these rights lapses.

We may seek to raise additional funds, finance acquisitions, page 11

34. We note that the four pending acquisitions each contemplate issuing equity as a portion of the acquisition consideration. Please revise this risk factor to quantify the amount of equity that you intend to issue in these pending acquisitions.

There is the risk of personal injuries and accidents, page 15

35. Please delete the last sentence of the second paragraph, as it tends to mitigate the risk presented.

We will not receive any of the proceeds from the sale of shares, page 21

36. We note your disclosure in the risk factor header and accompanying paragraph that you may not be able to raise enough proceeds from this offering to fund potential future acquisitions and for working capital and other general corporate purposes. We also note that the company is not registering any shares in this offering. Please revise the risk factor header and accompanying paragraph as applicable.

Forward-Looking Statements, page 23

37. Please refer to the first paragraph. Please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or, alternatively, explicitly state that the safe harbor protections those sections provide do not apply to statements made in connection with this offering. In this regard, we note that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. Refer to Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 25

38. We note your disclosure in the introductory section that the unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2011 give effect to (1) SFX Holding Corporation's acquisition of Dayglow and Affiliates, LLC, your predecessor, on July 31, 2012, (2) SFX Holding Corporation's acquisition of Disco Productions, Inc. on June 19, 2012, and (3) SFX Holding Corporation's pending acquisitions of an 80% ownership interest in MMG Nightlife, LLC and The Opium Group as if they had occurred on January 1, 2011. Please revise to clearly disclose that the pro forma balance sheet presented assumes the acquisitions occurred as of the latest balance sheet date (i.e. September 30, 2012) and the pro forma statements of income assume all transactions occurred as of January 1, 2011. Accordingly, please remove the pro forma balance sheet as of December 31, 2011 as you are required to only present the pro forma balance sheet as of the latest balance sheet date and further, as the acquisitions of Life In Color and Disco Productions occurred prior to September 30, 2012 and are included in the historical balance sheet of SFX Holding Corporation as of that date, the columns reflecting these two separate entities and related pro forma adjustments do not need to be reflected in the pro forma balance sheet. Rather, it should be presented as one column for SFX Holdings Corporation as of September 30, 2012 consistent with the amount included in the interim balance sheet as of that date. Please revise accordingly.

39. Please explain to us and revise your introductory section to the pro forma financial statements to discuss the reasons why you consider Dayglow and Affiliates, LLC (renamed "Life In Color") to be your "predecessor" entity and explain in this section how this designation as predecessor affects your accounting for the acquisition and presentation of financial statements. Also, in light of the fact that the acquisition of Disco Productions, Inc. on June 19, 2012 was prior to the acquisition of Dayglow and Affiliates, LLC on July 31, 2012, please clearly explain why you consider Dayglow and Affiliates, LLC to be your predecessor rather than Disco Productions, Inc. Your discussion in the Prospectus Summary and within MD&A should be similarly revised.

Unaudited Pro Forma Condensed Combined Statement of Income, page 27

For the Nine Months Ended September 30, 2012, page 27

40. Reference is made to the column "SFX Holdings (Successor)." The amounts presented do not agree with the historical unaudited interim income statement for the nine-months ended September 30, 2012 included on page F-32 of the filing. Please note the pro forma income statement should be based on the latest interim period (i.e. historical financial statements for the nine-months ended September 30, 2012). In this regard, the results of Life In Color (Predecessor) and Disco Production should be included in the historical results of SFX Holdings (Successor) from the date of acquisition, and the columns representing the interim income statements of Life in Color (Predecessor) and Disco Production should be the historical fiscal 2012 results of those entities for the period prior to the acquisition. Your current presentation does not comply with the requirements outlined in Rule 11-02 of Regulation S-X. Please revise your presentation accordingly.

41. Please revise to include disclosure of the historical loss per share and weighted average shares outstanding for SFX Holdings for the nine months ended September 30, 2012.

42. Net income (loss) and Net comprehensive income (loss) for SFX Holdings (Successor) of $5,437,656 should be bracketed. Please revise your presentation.

Footnote (1), page 30

43. We note that the purchase price allocation of MMG Nightlife LLC and The Opium Group is expected to result in the recognition of both goodwill and intangible assets. Please revise to include a more detailed purchase price allocation which includes the nature of the consideration to be given in these transactions, such as cash and/or stock, the nature and amount of any fair value adjustments to the assets and liabilities acquired, and the allocation of the purchase price to each major category of asset and liability acquired. Also, if the purchase price includes the issuance of any shares of common stock, please revise to disclose the nature and amount of the shares issued and how the fair value of the shares of stock issued/to be issued was determined. If there could be any changes in the amount based on the price of the common stock, please include a sensitivity analysis showing these potential changes. Additionally, the fair value of any contingent consideration should be explained as part of the purchase price allocation.

44. We note your disclosure that you have determined that goodwill approximates 25% of the excess of the consideration to be paid over the net assets/liabilities assumed. Please note that under ASC 805-30-30-1, goodwill should be measured as the excess of the fair value of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree, over the net of the acquisition-date amounts of the identifiable assets acquired

and liabilities assumed and explain to us how your methodology for determining goodwill complies with the guidance above. Also, please note that the noncontrolling interest expected to be acquired in the MMG Nightlife acquisition should be separately shown as part of the purchase price consideration and your disclosure should be revised to indicate how the fair value of that amount was calculated or determined. Additionally, we note that the pro forma adjustment to goodwill and intangible assets for the probable acquisitions of MMG Nightlife and The Opium Group as shown on the pro forma balance sheet as of September 30, 2012, do not correspond to the amounts disclosed in footnote (1). Please advise or revise to explain how the amount of the pro forma adjustment is calculated or determined, as appropriate.

Footnote (2), page 30

45. We note your disclosure that the estimated fair values of the most significant acquired (and to be acquired) intangible assets are based on the amount and timing of projected future cash flows associated with the assets and that intangible assets which have been acquired and may be acquired have useful lives ranging from 3-7 years. Please revise to disclose nature and amounts allocated to each type of intangible asset acquired (or expected to be acquired). Also, for each type of intangible asset, please revise to describe how you determined the appropriate useful life. Additionally, because this footnote is used to reference the pro forma amortization expense adjustment on the pro forma statement of income, please revise to explain how the amount shown on the pro forma statement of income was calculated or determined.

46. Please explain to us and revise to disclose the nature of the pro forma adjustments to stockholders' equity, additional paid-in capital, and retained earnings that are referenced to footnote (2). Your response and revised disclosure should clearly show how these amounts were calculated or determined.

Footnote (3), page 31

47. We note your disclosure that the unaudited pro forma financial statements assume that SFX will use debt financing and common stock to acquire the assets and liabilities of MMG Nightlife and The Opium Group. Please revise to disclose the nature, type and amount of debt that is expected to be assumed. Your revised disclosure should discuss the basis for the assumptions (i.e. maturity, interest rate) such as letters of intent, commitments, current negotiations and why management believes the adjustments are factually supportable. Your disclosure in your MD&A section should also be revised to disclose the nature and terms of this expected debt and future interest expense and the expected impact it will have on your liquidity.

48. Also, please revise your footnote to disclose the amount of common stock that is expected to be issued in connection with these acquisitions. Your disclosure should also include the date at which the stock price was determined for purposes of valuing the stock issued and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Footnote (4), page 31

49. We note your disclosure that the MMG Nightlife probable acquisition is assumed to be for the purchase of an 80% ownership stake in MMG Nightlife. Please revise to explain how you determined or calculated the amount of the non-controlling interest pro forma adjustment. Your disclosure should include the valuation technique and significant inputs used to measure the fair value of the non-controlling interest.

Footnote (5), page 31

50. We note your disclosure that this adjustment reflects the recording of an income tax benefit/expense related to the acquisition of the target companies. Please revise to disclose how you calculated or determined the amount of the adjustment, including the tax rate(s) used in the calculation. Also, please tell us why you have not included a pro forma tax adjustment related to the acquisition of Life in Color (Predecessor) and Disco Productions.

Footnote (6), page 31

51. We note your disclosure that the unaudited pro forma condensed combined financial statements assume that all entities were acquired as of January 1, 2011 and all common stock transactions associated with these acquisitions occurred on January 1, 2011. As previously noted, the pro forma balance sheets should assume that the transaction occurred as of the date of the latest balance sheet, which is September 30, 2012. Please revise your disclosure accordingly. Also, please revise to clearly disclose how these adjustments to common stock and additional paid-in capital were calculated or determined.

52. Please revise the notes to the pro forma balance sheet to explain how the adjustment to retained earnings was calculated or determined for the period ended September 30, 2012.

Footnote (7), page 31

53. We note from your disclosure that adjustments are to eliminate/adjust activity between SFX, Life in Color and Disco Productions as the entities will participate in the promotion and production of certain events throughout the year and the revenues and costs associated with these events will create intercompany amounts that on a consolidated basis will need to be eliminated. However, such amounts should already be eliminated upon consolidation and reflected within your consolidated results for the interim period ended September 30, 2012. Please advise or alternatively you may revise to reflect adjustments related to periods prior to the acquisition of Life in Color and Disco Production provided that the adjustment(s) is (1) directly attributable to the transaction, (2) expected to have a continuing impact, and (3) factually supportable. Please ensure the nature and amount of each adjustment is clearly disclosed and explain to us how the adjustment(s) meets the criteria for pro forma presentation.

Management's Discussion and Analysis of Financial Condition, page 36

Predecessor, page 37

Results of Operations, page 37

54. Please expand your discussion of direct operating expenses and selling, general, and administrative expenses to quantify the significant cost components within these broad categories, such as production and venue costs, artist costs, promotional costs, payroll, other overhead, and any other significant components that would enable an investor to better understand your business. For example, you state that the increase in direct operating expenses is primarily attributable to increases in production and venue costs, artist & talent costs, and promotional costs associated with the increased number of events; however, you do not quantify these changes or provide the actual cost figures to put these changes in proper context.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 38

55. Please revise to include a discussion of the nature of the changes in the other expense (income) line item from your statements of operations of Dayglow and Affiliates from December 31, 2010 to December 31, 2011.

Financial Condition (Successor), page 40

56. Please revise to include disclosure of your estimated expected capital expenditures for fiscal 2012.

57. We note that you have not included a table of contractual obligations in your MD&A section. Please revise to include this table which should disclose in a tabular format, your known contractual obligations, such as operating lease obligations as of September 30, 2012. Also, in light of the fact that it appears you intend to issue debt in connection with the pending acquisitions which have been included in the pro forma financial statements on pages 25-31, we believe that it would be useful to investors to include a pro forma table of contractual obligations which discloses these expected debt obligations. Please revise accordingly.

Liquidity and Capital Resources, page 40

58. Given your cash position at September 30, 2012 and your pending acquisitions, please revise to discuss and quantify your expected near term and long term financing requirements which are necessary to maintain your current operations and to implement your acquisition plans, the timing of such demands, and the impact on the company if the funding cannot be obtained.

59. We note your disclosure in the last paragraph that you are in the process of exploring a variety of financing options in conjunction with consummating your acquisition strategy. Please revise to discuss these financing options in greater detail.

Business, page 44

60. Please revise this section and the Prospectus Summary on page 1 to provide a clear picture of your current business and operations. We note that the disclosure in this section appears anticipatory in nature. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. To the extent you discuss your future plans for operations throughout this section, such as the completion of your pending acquisitions, joint ventures and licensing transactions, your intent to host EDM festivals or to own or operate nightclubs, the discussion should be balanced with a discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

61. We note that to date you have completed the acquisition of certain assets and liabilities from two companies and now operate those businesses through two subsidiaries, SFX-Disco Operating LLC and SFX-Life in Color Operating LLC. Please revise this section to describe in greater detail the current business and operations of these two businesses. Refer to Item 101(c) of Regulation S-K.

62. We note that the second full risk factor on page 10 discloses that your current business and operations are seasonal. Please revise this section to discuss the extent to which your current business and operations is or may be seasonal. Refer to Item 101(c)(v) of Regulation S-K.

Pending Acquisitions, page 47

63. We note your disclosure on page 48 that you have agreed to purchase React Presents Inc. for total consideration of $18,750,000 and ID&T JV North America. In light of the fact that it appears you would consolidate both of these entities, please explain to us why you have not included them as pending acquisitions in your pro forma financial statements. As part of your response, please discuss the differences, if any, in the acquisition of React Presents and ID&T JV North America from the other two pending acquisitions of MMG Nightlife, LLC and The Opium Group which are included in the pro forma financial statements.

64. We note your reference in the first paragraph to a Section 351 transaction. Please revise this section to discuss in greater detail the company's Section 351 transaction and how that transaction relates to the company's current acquisition strategy. To the extent there are any tax risks related to the company's Section 351 transaction and its current acquisition strategy, please advise and revise the Risk Factor section on page 9 accordingly.

65. Please refer to the second paragraph. We note your disclosure that MMG Nightlife, LLC "operates" a number of venues in South Florida and the Caribbean pursuant to management agreements. We also note your disclosure in the Our Company section on page 44 that you will "own" the LIV venue. Please reconcile.

66. Please refer to the fourth paragraph. We note your disclosure that React Presents, Inc. "owns stakes" in North Coast Music Festival and Spring Awakening Music Festival. We also note your disclosure in the Our Company section on page 44 that you will "own" the North Coast Music Festival and Spring Awakening Music Festival in Chicago. Please reconcile.

Management, page 52

67. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

68. Please revise Mr. Clyne's biography to include the information required by Item 401 of Regulation S-K and specifically to clearly disclose the positions held by Mr. Clyne during the past five years.

Audit Committee, page 55

69. We note that the term "audit committee financial expert" is defined in Item 407(d)(5) of Regulation S-K not Item 401(h) of Regulation S-K. Please revise.

Compensation Discussion and Analysis, page 57

Options, page 59

70. We note your disclosure that you agreed to grant certain executive officers options to purchase common stock in order to retain their services during formation. These grants remain subject to approval by the compensation committee of the board of directors and the continued employment of the officers for six months following the adoption of their equity compensation plan. Please tell us if any of these option grants are part of any of your acquisition agreements, such as for the acquisition of Dayglow and Associates or Disco Productions. If so, please explain to us how you intend to account for these option grants. See guidance in ASC 805-10-25-20 through 25-22.

Certain Relationships and Related Party Transactions, page 60

71. We note that footnote 10 to your interim financial statements on page F-43 details certain amounts owed to related parties, namely Donnie Estopinal and MJX, LLC. With respect to these related party transactions, please revise this section to include the information required by Item 404(a) of Regulation S-K and confirm that you have filed all the agreements involving related parties.

Security Ownership of Certain Beneficial Owners and Management, page 61

72. For Entertainment Events Funding LLC, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Selling Stockholders, page 63

73. We note that certain selling stockholders are legal entities. For each legal entity, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

<u>SFX Holding Corporation Interim Financial Statements, page F-30</u>

<u>For the Nine Months Ended September 30, 2012, page F-30</u>

<u>Consolidated Statement of Cash Flows, page F-34</u>

74. Please revise to disclose the nature and amount of all noncash investing and financing activities during the period such as the issuance of common stock in connection with the two business acquisitions completed during the nine months ended September 30, 2012. See guidance in ASC 230-10-50.

<u>Notes to the Financial Statements</u>

<u>General</u>

75. We note from your disclosure on page 18 that your chairman and chief executive officer, Mr. Sillerman, beneficially owns shares, in the aggregate, representing approximately 82% of your outstanding capital stock as of November 9, 2012. As a result, he controls all matters submitted to your stockholders for approval, as well as your management and affairs. In light of the fact that it appears that he will continue to maintain this ownership percentage subsequent to this transaction, please revise the notes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. See guidance in ASC 850-10-50.

76. We note from the balance sheet that accrued expenses represent approximately 38% of total current liabilities at September 30, 2012. Please revise the notes to the financial statements to disclose the nature and amount of all accrued expenses in excess of five percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

<u>Note 4. Notes Payable, page F-40</u>

77. We note from your disclosure that prior to its acquisition, Disco Productions entered into a ticketing services agreement with EBI and received an advance of $700,000. Please explain to us and revise the notes to the financial statements to disclose where this amount is presented on the balance sheet as of September 30, 2012.

Note 7. Acquisitions, page F-41

78. Please revise your disclosure to include the amounts of revenue and earnings of both Dayglow and Associates and Disco Productions since their acquisition dates that are included in your consolidated statement of operations for the nine months ended September 30, 2012. See guidance in ASC 805-10-50-2(h)(1). Also, we note from your disclosure to the unaudited pro forma financial statements on page 25 that the final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed. In light of the fact that this initial accounting for these acquisitions is incomplete, please revise Note 7 to include the disclosures required by ASC 805-10-50-6.

79. Please revise the purchase price allocation in Note 7 to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed as required by ASC 805-20-50-1(c). Also, we note from the interim financial statements of Disco Productions as of June 19, 2012, that the majority of current assets acquired by SFX appear to relate to receivables from promoters. Please revise Note 7 to include disclosure of the fair value of the receivables, the gross contractual amounts receivable, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See guidance in ASC 805-20-50-1(b).

80. Please revise your disclosure in the penultimate paragraph on page F-41 to state that SFX acquired certain assets and liabilities of Disco Productions for $9,000 rather than $10,500 consistent with disclosures contained elsewhere in the footnote.

81. We note from your disclosure on page 47 that in addition to the cash and stock issued in the Dayglow and Affiliates transaction, if Dayglow and Affiliate's 2012 EBITDA is greater than $2.3 million, then it will receive five times the difference between the actual 2012 EBITDA and $2.3 million, capped at $3.5 million. However, it does not appear that you have included the fair value of this contingent consideration in the total consideration used for the purchase price allocation. Please revise Note 7 to disclose the nature of this contingent consideration arrangement and revise to include the fair value of the contingent consideration in the total purchase price allocation. Your disclosure should include the amount of the contingent consideration recognized as of the acquisition date, a description of the arrangement and the basis for determining the amount of the payment, and an estimate of the range of outcomes or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. See ASC 805-30-50-1(c) and 805-30-25-5 through 7.

82. We note that in connection with the acquisitions of Disco Productions and Dayglow and Affiliates, the purchase price was comprised of both cash and common stock. Please explain to us, and revise Note 7 to disclose how you determined or valued the common stock issued. If the amount of common stock was based on "fair value," please explain to us how fair value was calculated or determined. Your revised disclosure should also include the number of common shares issued in each acquisition transaction.

Note 9. Lease Commitments, page F-43

83. We note your disclosure that the office lease is for the company's corporate offices and includes a rent holiday of three months. In light of this rent holiday, please tell us, and revise Note 9 to disclose, how you have accounted for the rent holiday and whether you recognize rent expense on a straight-line basis in accordance with ASC 840-20-25.

Note 10. Related Party, page F-43

84. We note from the consolidated balance sheets that as of September 30, 2012 you have recorded $1,284,000 as due to related parties. Please revise Note 10 to disclose the nature and terms of these liabilities.

Note 12. Subsequent Events, page F-44

85. We note your disclosure that on October 30, 2012 you paid $12.5 million to ID&T Holdings BV to form a joint venture in which you will have an exclusive license to use and promote all ID&T brands in America. In light of the fact that this transaction has not closed, please explain to us, and revise Note 12 to disclose, how you will account for the $12.5 million payment in the financial statements.

Disco Production Interim Financial Statements, page F-55

For the Period Ended June 19, 2012, page F-55

86. We note you have included interim financial statements of Disco Productions for the period ended June 19, 2012. We also note that the statement of operations and accumulated deficit, and the statements of cash flows present the period ended June 19, 2012 and the nine month period ended September 30, 2011. We believe that the most comparable interim period of the preceding year would be the six months ended June 30, 2011 rather than the nine months ended September 30, 2011. Please revise accordingly.

MMG Nightlife, LLC Audited Financial Statements, page F-65

For the Year Ended December 31, 2011, page F-65

Statements of Income and Members' Equity, page F-68

87. We note from your statements of income and members' equity that during 2011 and 2010 you generated revenue related to both management fees and professional service income. However, we note that your revenue recognition policy disclosure in Note 1 discloses only your policy for recognizing management fee revenue. Please revise your disclosure in Note 1 to disclose how you recognize revenue related to professional service income.

Item 16. Exhibits and Financial Statement Schedules, page II-3

88. We note your disclosure in the Certain Relationships and Related Party Transactions section on page 60 that you have entered into certain shared services arrangements with Circle Entertainment, Inc. and Viggle, Inc., companies substantially owned and controlled by Mr. Sillerman. Please advise whether any written agreements govern these arrangements and, if they exist, please revise to annotate that copies of any such agreements will be filed as exhibits to your filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 17. Undertakings, page II-4

89. Please revise to provide the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Aron Izower, Esq.